SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 000-21742

Stolt Offshore S.A.

(Translation of registrant’s name into English)

c/o Stolt Offshore M.S.  Ltd.
Dolphin House
Windmill Road
Sunbury-on-Thames
Middlesex, TW16 7HT, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

                In accordance with General Instruction B, attached herewith as Exhibit 99.1 is a copy of a prospectus filed by Stolt Offshore S.A. (“the Company”) on March 10, 2004 with the Oslo Bors to list: (i) 45,500,000 new common shares, par value $2.00 per share (“Common Shares”) of the Company issued in a private placement to non-U.S. institutional investors, at a subscription price of US$ 2.20 per Common Share (the “Private Placement”); (ii) 17,000,000 new Common Shares of the Company that were issued upon conversion of all outstanding 34,000,000,000 Class B Shares (the “Share Conversion”); and (iii) 22,7277,272 new Common Shares of the Company to be issued upon conversion of US$ 50,000,000 in subordinated debt, at a conversion price of US$ 2.20 per Common Shares (the “Debt Conversion”).  Appendix 1 to the prospectus is incorporated by reference to the Company's Form 6-K filed with the Commission on April 18, 2003, and Appendix 2 to the prospectus is incorporated by reference to the Company's Form 6-K filed with the Commission on February 18, 2004.

                All shares issued in the Private Placement and the Share Conversion have been sold.  The shares to be issued in the Debt Conversion will be issued to Stolt-Nielsen Transportation Group Limited or a subsidiary thereof.  The attached prospectus is for informational purposes only and is not intended, and should not be construed, as an invitation to subscribe for, an offer to sell, or a solicitation to purchase, any securities.

                The securities offered and sold in the transactions described above, which are the subject of the attached prospectus, have not been and will not be registered under the U.S. Securities Act of 1933, as amended.  These securities may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements. The attached prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any public offering of securities to be made by the Company in the United States will be made by means of a separate prospectus that may be obtained from the issuer and that will contain detailed information about the Company and management, as well as financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STOLT OFFSHORE S.A.

Date: March 11, 2004	By:	/s/ Alan B. Winsor
		Name:	Alan B. Winsor
		Title:	Attorney-in-Fact